

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Han Gengchen
Chairman and Chief Executive Officer
Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District, Beijing 102206
People's Republic of China

> **Re: Origin Agritech Limited**
> **Amendment No. 2 to Form 20-F for Fiscal Year Ended**
> **September 30, 2021**
> **File No. 000-51576**

Dear Dr. Gengchen:

We have reviewed your September 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2022 letter.

Amendment No. 2 to Form 20-F for Fiscal Year Ended September 30, 2021

Introduction
Corporate Structure, page 3

1. We note your response to prior comment 4 and reissue in part. Please remove the statements appearing on page 5 claiming the VIE structure is designed to replicate the same economic benefits as direct equity ownership as it is improper to imply that contractual agreements are equivalent to equity ownership. We also note that you continue to refer to the VIE as "our VIE" on pages 7 and 33. Please revise as appropriate.

Internal Cash Transfers and Dividends, page 7

2. We note your response to prior comment 3 and reissue in part. Please further revise this

section to include a cross reference to the condensed consolidating schedule and the consolidated financial statements.

Selected Condensed Consolidated Financial Information , page 9

3.   We note your response to comment 5. Please revise and properly disclose the fiscal years for each schedule presented. The condensed consolidating schedule of financial position, cash flows and results of operations should be presented as of the same dates and for the same periods for which audited consolidated financial statements disclosed on page F-4 to F-8.

Item 5. Operating and Financial Review and Prospects
Results of Operations - Revenues, page 41

4.   We note your response to comment 8. Please revise and disclose the reasons of the revenue decline in FY 2021, similar to your explanation in the response. Also, as previously requested, please revise to explain the reason for the significant decline in revenues in fiscal year 2020 compared to fiscal year 2019.

General and Administrative , page 42

5.   We note your response to comment 9. As previously requested, please revise to quantify and discuss each of the reasons for the significant increase in general and administrative expenses in fiscal 2020 compared to 2019.

You may contact Christie Wong at 202-551-3684 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Celeste Murphy at 202-551-3257 with any other questions

Sincerely,

Division of Corporation Finance
Office of Life Sciences